Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@AvalonAM.com http://www.avalonadvancedmaterials.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Advanced Materials Inc. (the "Company") will be held in the Cassels Boardroom, Cassels Brock, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2 at 10:00 a.m. (Toronto time) on Tuesday, February 25, 2020, for the following purposes:

(1) to elect the directors of the Company for the ensuing year;

(2) to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(3) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve all unallocated options, rights or other entitlements under the Company's stock option plan, as more particularly described in the accompanying information circular;

(4) to receive the audited financial statements of the Company for the financial year ended August 31, 2019 together with the report of the auditors thereon (the "Annual Financial Statements"); and

(5) to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to non-registered shareholders of the Company, the Company has decided to deliver the accompanying information circular to non-registered shareholders by posting it to the website hosted by the Company's transfer agent, TSX Trust Company at https://docs.tsxtrust.com/2096. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company's printing and mailing costs. Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including this notice of Meeting and accompanying information circular, and the Annual Financial Statements and related management's discussion and analysis to registered shareholders. The accompanying information circular and the Annual Financial Statements and related management's discussion and analysis are also available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/. Shareholders may request paper copies of the accompanying information circular at no cost online at https://docs.tsxtrust.com/2096 or by calling toll-free at 1-866-600-5869.

Particulars of the foregoing matters are set forth in the accompanying information circular. The directors of the Company have fixed the close of business on January 8, 2020 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope.  All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 8th day of January, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Donald S. Bubar

President and Chief Executive Officer

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@AvalonAM.com http://www.avalonadvancedmaterials.com

INFORMATION CIRCULAR

As at and dated January 8, 2020

(unless otherwise noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of AVALON ADVANCED MATERIALS INC. (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held in the Cassels Boardroom, Cassels Brock, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2 at 10:00 a.m. (Toronto time) on Tuesday, February 25, 2020, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, using notice and access for Non-Registered Shareholders (as defined below), and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom.  The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

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Information Circular as of and dated January 8, 2020

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators (the "CSA"), the Company is generally required to distribute copies of the Notice of Meeting, this Information Circular and its form of proxy or voting instruction form, as applicable, (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. The Company has elected to deliver this Information Circular to Non-Registered Shareholders by distributing a notification of meeting, along with the form of proxy or voting instruction form, as applicable, (together, the "Mailed Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders, and posting this Information Circular on the website maintained by TSX Trust Company ("TSX Trust") at https://docs.tsxtrust.com/2096. See "Notice and Access" below for further information. Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials to Non-Registered Shareholders. Notwithstanding the foregoing, there are two kinds of Non-Registered Shareholders, namely: (i) those who object to their name being made known to the issuers of the securities they own (called "OBOs" for Objecting Beneficial Owners); and (ii) those who do not object to their name being made known to the issuers of the securities they own (called "NOBOs" for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs. The Company intends to take advantage of those provisions of NI 54-101 that permit it to deliver the Mailed Materials directly to its NOBOs, through TSX Trust, who have not waived the right to receive them. As a result, NOBOs in Canada can expect to receive the Mailed Materials from TSX Trust. The voting instruction forms are to be completed and returned to TSX Trust in accordance with the instructions provided by TSX Trust either in the envelope provided by TSX Trust or by facsimile. In this regard, TSX Trust is required to follow the voting instructions properly received from NOBOs. TSX Trust will tabulate the results of the voting instruction forms received from NOBOs with respect to the common shares represented by the voting instruction forms they receive.

The Meeting Materials are being sent to both registered shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the common shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding the common shares on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Generally, OBOs who have not waived the right to receive Mailed Materials will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

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Information Circular as of and dated January 8, 2020

(b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the OBO but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1.

The Company intends to pay for an Intermediary to deliver the Mailed Materials to OBOs.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, TSX Trust or Broadridge Financial Solutions, Inc., as applicable, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Notice and Access

Under the notice and access rules adopted by the CSA, public companies are permitted to advise their shareholders of the availability of this Information Circular on an easily-accessible website, rather than mailing paper copies.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company's carbon footprint, and it will also reduce the Company's printing and mailing costs. The Company has therefore decided to deliver this Information Circular to Non-Registered Shareholders by posting it on TSX Trust's website at https://docs.tsxtrust.com/2096. This Information Circular will also be available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/. Non-Registered Shareholders who wish to receive paper copies of this Information Circular may request paper copies online at https://docs.tsxtrust.com/2096 or by calling toll-free at 1-866-600-5869.

Requests for paper copies must be received at least five business days in advance of the Proxy Deposit Deadline (as defined below) in order to receive this Information Circular in advance of the Proxy Deposit Deadline and the Meeting. This Information Circular will be sent to such shareholders within three business days of their request, if such requests are made before the Proxy Deposit Deadline. Those shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of this Information Circular.

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Information Circular as of and dated January 8, 2020

Due to certain requirements of the Canada Business Corporations Act (the "Act"), the Company is sending a paper copy of the complete proxy package, including the Notice of Meeting, this Information Circular, and the Annual Financial Statements and related management's discussion and analysis to registered shareholders. The Annual Financial Statements and related management's discussion and analysis are also available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company.  A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof.  Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada  M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof (the "Proxy Deposit Deadline"), (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, by the Proxy Deposit Deadline, or (iii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted for, against or withheld from voting, as applicable, on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon, and if the shareholder specifies a choice on any matter to be acted upon, the common shares of such shareholder will be voted accordingly.  In the absence of instructions, such common shares will be voted FOR each of the matters referred to in the Notice of Meeting as specified thereon.

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Information Circular as of and dated January 8, 2020

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof.  At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting.  However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation.  A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company.  A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value.  There are 329,552,378 common shares, 40 Series B1 Preferred Shares and 30 Series C1 Preferred Shares of the Company issued and outstanding as at January 8, 2020.

At an annual meeting of the Company, on a show of hands, every registered holder of common shares present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Common shares represented by proxy will only be voted if a ballot is called for.  A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

The Series A1, B1 and C1 Preferred Shares are non-transferrable shares in the capital of the Company that are convertible into common shares under certain conditions, as outlined in the Articles of Amendment of the Company dated March 6, 2017, January 12, 2018 and June 26, 2018 respectively, which contain the share terms. These Preferred Shares have no right to dividends, and holders of such shares are not entitled to receive notice of, attend, or vote at any meeting of the Company's shareholders and do not have a right to participate in a takeover bid for securities of the Company. However, the share terms provide that holders of these Preferred Shares may convert their shares into common shares in response to a change of control event, which is defined as: (a) a change in the composition of the board of directors of the Company (the "Board") where 50.0% or more of the individuals that are directors cease to be directors during the time period beginning on the date that any of these Preferred Shares are issued and ending on the date when no Preferred Shares are issued and outstanding; or (b) any of the individuals who are the CEO or CFO as of the date that any these Preferred Shares are issued cease to hold such position; or (c) other than a shareholder that holds such a position as of the date of issuance, if an individual, person or legal entity comes to have beneficial ownership, control or direction over more than 50% of the voting rights attached to any class of voting securities of the Company; or (d) the sale or other disposition by the Company or any of its subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of the assets that are held directly or indirectly by the Company.

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Information Circular as of and dated January 8, 2020

Record Date

The directors of the Company have fixed January 8, 2020 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.  Shareholders of the Company of record at the close of business on January 8, 2020 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company. The officers of the Company and the individuals nominated by management for election as directors collectively own or control, directly or indirectly, in the aggregate, 7,729,134 common shares of the Company, representing approximately 2.35% of the outstanding common shares as at January 8, 2020.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The Board currently consists of five directors. Jane Pagel, who is currently a director of the Company, is not standing for re-election as a director.  The table below and the notes thereto state the names of the five persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ''withheld'' than votes ''for'' will tender his or her resignation to the Chair of the Board promptly following the shareholders' meeting. The Compensation, Governance and Nominating Committee (the "CGN Committee") of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it.  In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in exceptional circumstances that warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting.  A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered. A copy of the Majority Voting Policy can be found on the Company's website at www.avalonadvancedmaterials.com.

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Information Circular as of and dated January 8, 2020

Advance Notice By-Law

The Company has adopted a by-law (By-Law No.2) related to the nomination of directors by shareholders of the Company in certain circumstances. By-Law No.2 provides a process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information. The purpose of By-Law No.2 is to treat all shareholders fairly by ensuring that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, By-Law No.2 should assist in facilitating an orderly and efficient meeting process.  As of the date hereof, the Company has not received notice of any director nominations in connection with this year's Meeting within the time periods prescribed by the advance notice provisions contained in By-Law No.2. Assuming no nominations are received by January 28, 2020, the only persons eligible to be nominated for election to the Board are the below nominees.

Proxies received appointing directors of the Company will be voted FOR the election of the nominees named in the table below, unless a shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof.  Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies appointing directors and/or officers of the Company will be voted in favour of the remaining nominees and may be voted for a substitute nominee, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

Name, Province/State and Country of Residence	Position with the Company	Present Principal Occupation, Business or Employment for the Past Five Years	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled or Directed*
Donald Bubar Ontario, Canada	Director, President and CEO	President and CEO of the Company	February 17, 1995	6,661,100
Brian MacEachen(1) Nova Scotia, Canada	Director and Chair of the Board	Business owner-operator; Executive Consultant and CFO of Zonte Metals Inc.	November 16, 1998	340,000
Alan Ferry(1)(2) Ontario, Canada	Director	Self-employed businessperson; Chair, Plateau Energy Metals Inc.; Director, Guyana Goldfields Inc. 1998-2019.	February 24, 2000	225,000

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Information Circular as of and dated January 8, 2020

Naomi Johnson(2) Ontario, Canada	Director	Self-employed businessperson; Vice President of Community Relations at Titan Mining Corporation from April 2018 to January 2019, prior thereto she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations.	September 10, 2019	-
John Fisher Ontario, Canada	Proposed Director	Retired businessperson; prior thereto President and CEO, Walker Industries Inc.	n/a	-
Notes: * As provided by the respective director as at January 8, 2020. (1) Member of the Company's Audit Committee. (2) Member of the Company's CGN Committee.

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

No proposed director (including any personal holding company of a proposed director):

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, CEO or CFO of any company (including the Company) that:

(i) was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an "Order") that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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Information Circular as of and dated January 8, 2020

(c) has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to:

 (i) since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

 (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2. Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants have been the auditors of the Company since August 31, 2017.

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Ernst & Young, LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration. An ordinary resolution is a resolution passed by by at least a majority (50%+1) of the votes cast by shareholders who voted by proxy or in person in respect of that resolution at the Meeting.

The Board unanimously recommends that shareholders vote FOR the ordinary resolution to appoint the auditors and authorize the directors to fix their remuneration. Unless a shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young, LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

3. Approval of Unallocated Options under the Stock Option Plan

Matters to be Approved

In accordance with the requirements of the Toronto Stock Exchange (the "TSX") every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as "rolling plans"), must be approved by the majority of an issuer's securityholders. Upon the exercise, expiration, cancellation or other termination of any options under the Company's stock option plan (the "Stock Option Plan"), the number of common shares equivalent to the number of options that are exercised, terminated, cancelled or expired automatically become reserved for issuance under the Stock Option Plan, and are available for future grants. When options are granted under the Stock Option Plan, common shares that are reserved for issuance are referred to as allocated. Additional common shares that may be issued under the Stock Option Plan but which have not yet been granted are referred to as unallocated.

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Information Circular as of and dated January 8, 2020

The Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved, together with all unallocated options, rights or other entitlements, by shareholders on February 22, 2017. Accordingly, shareholders are being asked at the Meeting to pass an ordinary resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan. As the previous shareholder approval expires prior to the Meeting on February 22, 2020, the Company shall not grant any stock options during the period from February 22, 2020 until receipt of the requisite shareholder approval, which is expected to be obtained at the Meeting. The Board has reapproved the Stock Option Plan and approved the unallocated options, rights or other entitlements under the Stock Option Plan.

As at January 8, 2020, the Company had 329,552,378 common shares issued and outstanding. Accordingly, a maximum of 32,955,237 common shares were available for issuance (representing 10% of the issued and outstanding common shares) pursuant to options granted under the Stock Option Plan as at such date. As at January 8, 2020, there were 8,941,250 options granted and outstanding under the Stock Option Plan (representing 2.7% of the issued and outstanding common shares, leaving 24,013,987 common shares (representing 7.3% of the issued and outstanding common shares) available for grant of further options. As of January 8, 2020, a total of 250,000 stock options had been exercised under the Stock Option Plan (representing 0.1% of the issued and outstanding common shares as at January 8, 2020) since the last approval of the Stock Option Plan by the shareholders.

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected, provided that certain amendments may be made in accordance with the Stock Option Plan. However, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled, terminated or expire will not be available to be re-granted by the Company until shareholder approval is obtained. For a summary of the material terms of the Stock Option Plan, see "Compensation Discussion and Analysis - Summary of the Stock Option Plan".

The Board unanimously recommends that shareholders vote FOR the following ordinary resolution (the "Stock Option Plan Resolution"), with or without variation, relating to the approval as described above. Unless a shareholder directs that his or her common shares are to be voted against the Stock Option Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the following Stock Option Plan Resolution:

"BE IT RESOLVED THAT:

1. All unallocated options, rights or other entitlements under the Company's Stock Option Plan are approved up to a maximum of 10% of the outstanding common shares of the Company.

2. The Company is authorized to continue to grant options, rights or other entitlements under the Stock Option Plan until February 25, 2023, being three years from the date hereof.

3. The Stock Option Plan as presented in Appendix B to this Information Circular is hereby approved.

4. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions."

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Information Circular as of and dated January 8, 2020

4. Receipt of Financial Statements

At the Meeting, the Chair of the Meeting will receive the Annual Financial Statements, which have been approved by the Board. No vote of the shareholders of the Company is required with respect to this item of business.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A. Named Executive Officers

For the purposes of this Information Circular, a named executive officer ("Named Executive Officer") of the Company means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;

(b) a chief financial officer ("CFO") of the Company;

(c) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

For the fiscal year ended August 31, 2019, the Company had five Named Executive Officers: namely, its CEO and President (Donald Bubar), its CFO and Vice President, Finance (R. James Andersen), its Vice President, Exploration (William Mercer), its former Vice President, Sales and Marketing (Pierre Neatby) and its Vice President, Sustainability (Mark Wiseman).

B. Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, awards pursuant to the Stock Option Plan and any other employee benefits and/or plans and with respect to directors' compensation.  The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule A - Corporate Governance Disclosure, appended to this Information Circular.

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Information Circular as of and dated January 8, 2020

The CGN Committee currently consists of Alan Ferry (Chair), Jane Pagel and Naomi Johnson, each of whom are independent, within the meaning of National Instrument 52-110 - Audit Committees. Each of Mr. Ferry, Ms. Pagel and Ms. Johnson has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry.  Mr. Ferry holds a Chartered Financial Analyst designation and is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company. Ms. Pagel is a self-employed businessperson and chair of the board of directors of BluMetric Environmental Inc., a publicly traded company in the fields of water/wastewater treatment and professional environmental services.  She served as a director of Sustainable Development Technology Canada from 2003 to 2016 and as its Interim President and CEO from June 2014 to June 2015. Prior to that, she was president and CEO of the Ontario Clean Water Agency from 2010 until her retirement in early 2014. Previous industry positions held by Ms. Pagel include Principal Government and Industrial Relations at Stantec; Senior Vice President and Principal at Jacques Whitford; Vice President Government Relations at Philip Services; and president of Zenon Environmental Laboratories. Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors. Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation. Prior to this she worked for Barrick Gold Corporation from 2008 to 2017. The last position she held at Barrick was that of Partner and Senior Director of Community Relations. She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact. This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

The CGN Committee has not, to-date, felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives.  Due to the nature of the mineral industry, executive talent has significant mobility and, as a result, competition for experienced executives in the past has been great. The Company's compensation policies are designed to recognize this. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company's principal corporate objectives.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see "Summary of the Stock Option Plan").  Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company's management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company's management team, other than the CEO, being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet given the size and stage of the Company.

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Base salary is the principal component of each executive officer's overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his or her day to day roles and responsibilities.  The CGN Committee has typically, in the past, reviewed the base salary levels, considered the individual performance of the CEO and of each other executive officer and compared executive compensation for other companies operating in the mineral industry.

Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company's senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management for the calendar years 2014 through 2018, and a reduction in such cash remuneration during the period from 2014 through 2017, and deferral of certain salaries (see "Base Salary and Bonus" below). Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks.  No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments, if any, have historically been made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company's compensation policies and practices. Implicit in the mandate of the Board is that the Company's policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

In particular, the Company's executive compensation policies incorporate a balanced compensation program design (see "Compensation Objectives and Structure") and include elements of fixed and variable compensation and short and longer term incentives.

The base salary component of the compensation provided by the Company to its executive officers is set annually.  The bonus component of the compensation provided by the Company to its executive officers in the past has been discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks and is subject to the prior approval of the CGN Committee.  Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.  No bonuses have been awarded to any members of senior management since 2014.

The stock option component of the compensation provided by the Company to its executive officers is both "longer term" and "at risk" and, accordingly, is directly linked to the achievement of longer term value creation.  Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are typically deferred vesting provisions attached to each option grant (see "Summary of the Stock Option Plan" below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

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Information Circular as of and dated January 8, 2020

The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions. Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company's compensation policies and practices.  Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation. The CGN Committee has not identified any risks arising from the Company's compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company's equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2019, recommended to the Board and the Board determined that there would be only one salary increase for the Named Executive Officers in 2019.  This increase was for Mark Wiseman, Vice President, Sustainability, whose base salary was increased to the same level as the other Vice Presidents.  This determination recognized the then-current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Effective September 1, 2016, each of the Named Executive Officers agreed to receive 20% of his base salary (25% in the case of Mr. Bubar) in non-cash compensation on an indefinite basis in exchange for additional stock options, being in the case of Mr. Bubar, options to purchase 300,000 common shares of the Company, in the case of Mr. Andersen, options to purchase 250,000 common shares and in the case of Messrs. Mercer, Wiseman and Neatby, options to purchase 200,000 common shares.  All of the foregoing options were granted effective November 8, 2016, had an exercise price of $0.17 per share, and expired unexercised on November 7, 2018.

Effective May 1, 2018, Mr. Bubar agreed to defer 100% of his base salary until January 31, 2019 in exchange for 200,000 common share options.  These options were granted effective December 1, 2018, at an exercise price of $0.10 per share (the market price on the grant date was $0.06), have a two year term and vested immediately.

Effective September 1, 2018, (October 1, 2018 in the case of Mr. Neatby) the rest of the Named Executive Officers agreed to defer 50% of their base salary until January 31, 2019 in exchange for 100,000 common share options (75,000 in the case of Mr. Neatby).  These options were granted effective December 1, 2018, at an exercise price of $0.10 per share (the market price on the grant date was $0.06), have a two year term and vested immediately.

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Information Circular as of and dated January 8, 2020

The payment of these base salaries were further deferred in 2019, but all of the base salaries payable have now been paid, with the exception of Mr. Bubar who has approximately half of his deferred salary still to be paid.

Effective November 1, 2019, Mr. Bubar agreed to reduce his annual cash compensation from $300,000 to $250,000 indefinitely.

No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2019.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company's common shares.  Participation in the Stock Option Plan also provides a significant incentive to the participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company's compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive.  This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options.  The number and terms of options previously granted to the Named Executive Officers have been and are expected to continue to be taken into account, as well as the number and terms of options granted by peer group companies in determining whether and in what quantity new option grants should be made in any year.  Also, additional options have been granted to members of senior management in lieu of receipt by them of certain specified cash salary amounts (see "Base Salary and Bonus" above).

The Company's current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Senior Vice President options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares. The foregoing allotments do not include the additional options granted to the Named Executive Officers (see "Base Salary and Bonus" above).

The Company typically grants one fifth of an employee's option allotment on an annual basis. The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below, under the heading "Employment Contracts", there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO, but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders, even though such transaction may result in the termination of the CEO's employment with the Company.

Summary of the Stock Option Plan

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Information Circular as of and dated January 8, 2020

The Stock Option Plan, together with all unallocated options, rights or other entitlements, last approved by shareholders on February 22, 2017, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company's issued and outstanding common shares.  Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

As at January 8, 2020, the Company had 329,552,378 common shares issued and outstanding. Accordingly, a maximum of 32,955,237 common shares were available for issuance (representing 10% of the issued and outstanding common shares) pursuant to options granted under the Stock Option Plan as at such date. As at January 8, 2020, there were 8,941,250 options granted and outstanding under the Stock Option Plan (representing 2.7% of the issued and outstanding common shares), leaving 24,013,987 common shares (representing 7.3% of the issued and outstanding common shares) available for grant of further options.

The following table sets out the annual burn rate under the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Common Shares) Outstanding	Burn Rate
2019	3,020,000	275,760,316	1.1%
2018	2,345,000	215,152,381	1.1%
2017	3,180,000	187,869,637	1.7%

The following is a summary of the Stock Option Plan. Capitalized terms not defined in this Information Circular and used in this summary are defined in the Stock Option Plan.

Purpose

The Stock Option Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company. The Stock Option Plan is intended to:

(a) provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b) assist the Company in retaining and attracting Eligible Persons with experience and ability.

Eligibility

Generally, a right to purchase common shares of the Company pursuant to the terms of the Stock Option Plan may be granted to an "Eligible Person", which includes any insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

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Information Circular as of and dated January 8, 2020

Administration

The Stock Option Plan is administered under the direction of the Board. The Board has full and complete authority to interpret the Stock Option Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Stock Option Plan. The Board shall, in its discretion, subject to the terms and conditions of the Stock Option Plan, designate, from among the Eligible Persons, those to whom and when options shall be granted, the number of common shares to be subject to each option, the exercise price for each option, the period during which the same may be exercised, the vesting period, if any, for such option(s) and the other terms and conditions attached thereto.

Common Shares Issuable Under the Stock Option Plan

The maximum aggregate number of Shares which may be issuable pursuant to the exercise of Options granted under the Plan, when combined with any other share compensation arrangement of the Company, shall not exceed ten percent (10%) of the outstanding common shares of the Company.  The maximum number of common shares that: (i) are issued to insiders of the Company within any one year period; and (ii) are issuable to insiders of the Company at any time, under the Stock Option Plan or when combined with all of the Company's other security based compensation arrangements, cannot exceed 10% of the Company's issued and outstanding common shares. All common shares subject to options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised shall be available for issuance pursuant to the exercise of any subsequent options granted under the Stock Option Plan.

Grant of Options

Any Eligible Person to whom options are granted under the Stock Option Plan (a "Participant") at the time of the grant of an option, may hold more than one option. The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of common shares covered by such option, the exercise price, the option period and any other terms and conditions attaching thereto.

Exercise Price

The exercise price for the common shares of an option must not be less than the market price at the time an option is granted. The market price is the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on the trading day prior to the date of the grant of the Option, provided that if there is no closing price on such trading day, market price shall mean the most recent closing price for the common shares on the TSX prior to the date of grant.

Term of Options

Each option shall be exercisable during a period established by the Board, but in no circumstances shall the term of the option exceed 10 years.

Exercise of Option

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Information Circular as of and dated January 8, 2020

An option may be exercised at any time, or from time to time, during its terms as to any number of whole common shares, which are then available for purchase, provided that no partial exercise may be for less than 100 common shares. A Participant electing to exercise an option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the common shares to be acquired pursuant to the exercise of an option, by cheque or bank draft payable or such other form or manner of payment acceptable to the Company.

Restrictions as to Date of Exercise/Vesting

Unless otherwise decided by the Board or a committee thereof, no option may become exercisable until three months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such option was granted.

Blackout Periods

No option shall terminate and cease to be exercisable prior to the fifth business day following a trading blackout then in effect and, if a trading blackout is not then in effect, prior to the fifth business day following cessation of the most recent trading blackout.

Retirement, Disability or Death of Participant

Unless otherwise decided by the Committee, the following rules shall apply:

(a) in the event of the retirement, disability or death of a Participant, the options held by such Participant shall remain exercisable by such Participant or by such Participant's legal representative(s) until the earlier of: (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b) in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any options held by such Participant will expire on the day of termination, unless otherwise specifically provided in any severance or termination arrangements entered into by the Participant and the Company.

Adjustments

If the number of outstanding common shares is increased or decreased as a result of a stock split, consolidation or reclassification, or if other changes with respect to the common shares shall occur, other than as a result of the issuance of common shares for fair value, or if additional common shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for common shares subject to any unexercised options shall be adjusted in accordance with applicable law and in such manner as the Board shall deem proper to preserve the rights of the Participants under the Stock Option Plan substantially proportionate to those existing prior to such change or event.

Assignment of Options

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Information Circular as of and dated January 8, 2020

No option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no option may be exercised by anyone other than by the Participant or the Participant's legal representative(s).

Stock Appreciation Rights

The Company may grant stock appreciation rights to Participants. The benchmark number of common shares specified in the relevant stock appreciation rights agreement (a "rights agreement") shall be deemed to be the number of common shares reserved for issuance thereunder for purposes of that section. A stock appreciation right shall entitle the Participant to receive from the Company the number of common shares, disregarding fractions, having an aggregate value equal to the excess of the "value of a common share" over the "amount per common share" specified in the relevant rights agreement times the number of common shares with respect to which the appreciation right is being exercised. For purposes of the preceding sentence, the "amount per common share" shall not be less than the market price at the date of the grant of the relevant underlying option or appreciation right while "the value of a common share" shall be determined for these purposes based on the weighted average trading price of the common shares on the TSX for the five trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

Any option granted under the Stock Option Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the applicable regulatory authorities. To the extent a stock appreciation right included in or attached to an option granted is exercised, the option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Stock Option Plan respecting the exercise of options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted.

Takeover Bids

If a person (an "Offeror") makes a formal bid (as defined in the Securities Act (Ontario)) for common shares (an "Offer") then:

(a) all unvested options will become vested and exercisable, despite any vesting schedule applicable to any unexercised options; and

(b) the Company will give each Participant currently holding an option written notice of the number of options eligible for exercise by the optionee.

Following the Company's notice, a Participant may exercise his or her option in whole or in part so as to permit each Participant to tender the common shares received on exercise (the "Optioned Shares") pursuant to the Offer. If:

(a) the Offer is not completed within the time specified in the Offer; or

(b) the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c) the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer.

then certain provisions, as set out in the Stock Option Plan, apply to the Participant and the Optioned Shares.

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Information Circular as of and dated January 8, 2020

Substitution Events

In the event of a change of control pursuant to which the common shares are converted into, or exchanged for, other property, whether in the form of securities of another company or otherwise (a "Substitution Event"), then any surviving or acquiring entity must substitute or replace similar options for those options that remain outstanding and unexercised under the Stock Option Plan on the same terms and conditions as the Stock Option Plan and the applicable option agreement (the "Substituted Options"), except that the terms shall include the right to acquire on exercise the same form of consideration paid to the holders of common shares in the transaction effecting the Substitution Event. The amount of such consideration that a Substituted Option will entitle the Participant to acquire following the Substitution Event shall be that amount that a Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event with the result common shares received on such exercise would have been subject to the Substitution Event. The exercise price for a Substituted Option following the Substitution Event shall be the amount as the Board may determine as would provide the Participant with an equal economic result (assuming the Participant exercised the Substituted Option immediately after the Substitution Event but not at any later time) as the Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event.

Amendments to the Stock Option Plan

The amendment procedures state the type of modifications to the Stock Option Plan or to the terms and conditions of an outstanding Option that must specifically be approved by the holders of the common shares, namely:

(a) amendments to reduce the exercise price of an option held by a Participant either directly or indirectly by means of the cancellation of an option and the reissue of a similar option and, for so long as the common shares are listed on the TSX, "disinterested Shareholder approval" (as that term is used in the policies of the TSX) shall be required for any amendment of an option which reduces the exercise price of an option held by a Participant, if at the time of the proposed amendment the Participant is an insider of the Company;

(b) amendments that extend the period available to exercise an option beyond the expiry of the original exercise period of such option;

(c) amendments that increase the number of common shares reserved for issuance under the Stock Option Plan;

(d) amendments to amend the provisions dealing with restrictions on transfer of options in the Stock Option Plan;

(e) amendments that materially modify the requirements as to eligibility for participation in the Stock Option Plan;

(f) amendments that add any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

(g) amendments that otherwise require approval by the shareholders (or disinterested shareholders as the case may be) in accordance with the requirements of the TSX or any applicable regulatory authority.

Except as listed above, the Board may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Stock Option Plan (including the form of the option agreement) and/or any option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable regulatory authority. Without limiting the generality of the foregoing, the Board may make certain amendments, modifications and/or changes to the Stock Option Plan as outlined in the Stock Option Plan, without seeking shareholder approval, including any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the termination provisions of any option, whether or not such option is held by an insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date and the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a deduction of the number of common shares reserved for issuance pursuant to the Stock Option Plan equal to the number of common shares that would otherwise have been issuable upon the exercise of the relevant option.

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Information Circular as of and dated January 8, 2020

Except as listed above, the Board or the CEO of the Company together with the CFO of the Company, with the consent of the affected optionee, but subject to the terms and conditions of the Stock Option Plan and any approvals required by any applicable regulatory authority, may from time to time amend the terms and conditions of any option which has been granted.

C. Performance Graph

The following graph and table compare the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2014 to August 31, 2019 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period.  The graph and table assume $100 invested in common shares on August 31, 2013 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company's common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company's common share price, which typically has in the past been significantly influenced by overall economic, market and industry conditions. Indirectly, however, the Board determined that there would be no salary increases for the Named Executive Officers in 2018, in recognition of the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada. See discussion under "Base Salary and Bonus" above for further details.

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Information Circular as of and dated January 8, 2020

Comparison of Cumulative Total Return

Month / Year	August 31, 2014	August 31, 2015	August 31, 2016	August 31, 2017	August 31, 2018	August 31, 2019
Avalon Advanced Materials Inc.	$100.00	$36.96	$43.48	$30.43	$16.30	$9.78
S&P/TSX Composite Total Return Index	$100.00	$91.32	$99.26	$106.44	$117.18	$122.27

D. Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

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Information Circular as of and dated January 8, 2020

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option-based awards(1) ($)	Non-Equity incentive plan compensation ($)		Pension Value(2) ($)	All other compen-sation(3) ($)	Total compen-sation ($)
					Annual incentive plans	Long term incentive plans
Donald Bubar(4) President and CEO	2019	300,000	Nil	29,010	Nil	Nil	Nil	Nil	329,010
	2018	300,000	Nil	15,001	Nil	Nil	Nil	1,023	316,024
	2017	300,000	Nil	42,109	Nil	Nil	Nil	1,023	343,132
R. James Andersen CFO and VP, Finance	2019	240,000	Nil	9,090	Nil	Nil	Nil	Nil	249,090
	2018	240,000	Nil	7,052	Nil	Nil	Nil	Nil	247,052
	2017	240,000	Nil	28,338	Nil	Nil	Nil	Nil	268,338
William Mercer VP, Exploration	2019	166,400	Nil	2,780	Nil	Nil	Nil	Nil	169,180
	2018	166,400	Nil	5,122	Nil	Nil	Nil	1,023	172,545
	2017	194,133	Nil	21,949	Nil	Nil	Nil	1,023	217,105
Pierre Neatby Former VP, Sales and Marketing	2019	206,424	Nil	6,137	Nil	Nil	Nil	Nil	212,561
	2018	208,000	Nil	6,044	Nil	Nil	Nil	Nil	212,702
	2017	208,000	Nil	21,359	Nil	Nil	Nil	Nil	229,359
Mark Wiseman VP, Sustainability	2019	187,000	Nil	3,760	Nil	Nil	Nil	Nil	190,760
	2018	172,000	Nil	6,044	Nil	Nil	Nil	1,023	179,067
	2017	172,000	Nil	23,846	Nil	Nil	Nil	Nil	195,846

Notes:

(1) These amounts represent the "grant date fair value" of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model: a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.  Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company's financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(2) The Company does not have a pension plan.

(3) Medical expenses paid by the Company on behalf of the respective Named Executive Officer.

(4) Mr. Bubar does not receive any additional compensation for serving as a director of the Company.

E. Employment Contracts

Bubar Employment Agreement

The Company employs Donald Bubar as the Company's President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the "Bubar Agreement").  The Bubar Agreement is for an indefinite term and can be terminated by either party.  If the Bubar Agreement is terminated by Mr. Bubar, then Mr. Bubar must provide notice of at least 30 days and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate.  If the Bubar Agreement is terminated by the Company without cause, then the Company will pay to Mr. Bubar a lump sum payment equal to three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined in the Bubar Agreement), and, if within one year of the change of control, Mr. Bubar's employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, then the Company will be obligated to pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Avalon Advanced Materials Inc.	Page 24
Information Circular as of and dated January 8, 2020

Andersen Employment Agreement

The Company employs R. James Andersen as the Company's Vice President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the "Andersen Agreement"). The Andersen Agreement is for an indefinite term and can be terminated by either party.  If the Andersen Agreement is terminated by Mr. Andersen, then Mr. Andersen must provide notice of at least 30 days and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate.  If the Andersen Agreement is terminated by the Company without cause, then the Company will pay to Mr. Andersen a lump sum payment equal to three months of salary plus two months of salary for every full or partial year of employment, recognizing that Mr. Andersen's employment began on June 11, 2001, to a maximum of three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined by the Andersen Agreement) and if within one year of the change of control, Mr. Andersen's employment with the Company is terminated or in the event Mr. Bubar's employment with the Company is terminated, Mr. Andersen can elect to terminate the Andersen Agreement and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Mercer Employment Agreement

The Company employs William Mercer as the Company's Vice-President Exploration pursuant to an employment agreement effective January 1, 2011 (the "Mercer Agreement"). The Mercer Agreement is for an indefinite term and can be terminated by either party.  If the Mercer Agreement is terminated by Mr. Mercer, then Mr. Mercer must provide notice of at least 30 days, and Mr. Mercer is entitled to be paid the then current salary under the Mercer Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Mercer will terminate.  If the Mercer Agreement is terminated by the Company without cause, then the Company will pay to Mr. Mercer a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Mercer's employment began on January 1, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Mercer Agreement) and if within one year of the change of control, Mr. Mercer's employment with the Company is terminated by the Company, the Company will pay to Mr. Mercer a lump sum in cash equal to 12 months of salary plus an additional one month's salary for every full or partial year of employment, recognizing that Mr. Mercer's employment began on January 1, 2011, to a maximum of 24 months.

Neatby Employment Agreement

The Company employed Pierre Neatby as the Company's Vice President, Sales and Marketing pursuant to an employment agreement effective January 1, 2011 (the "Neatby Agreement"). Mr. Neatby left the Company on August 28, 2019. The Neatby Agreement was for an indefinite term and can be terminated by either party.  If the Neatby Agreement was terminated by Mr. Neatby, then Mr. Neatby must provide notice of at least 30 days, and Mr. Neatby was entitled to be paid the then current salary under the Neatby Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Neatby would terminate.  If the Neatby Agreement was terminated by the Company without cause, then the Company would pay to Mr. Neatby a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Neatby's employment began on July 1, 2010, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Neatby Agreement) and if within one year of the change of control, Mr. Neatby's employment with the Company is terminated by the Company, the Company would pay to Mr. Neatby a lump sum in cash equal to 12 months of salary plus an additional one month's salary for every full or partial year of employment, recognizing that Mr. Neatby's employment began on July 1, 2010, to a maximum of 24 months.

Avalon Advanced Materials Inc.	Page 25
Information Circular as of and dated January 8, 2020

Wiseman Employment Agreement

The Company employs Mark Wiseman as the Company's Vice President Sustainability pursuant to an employment agreement effective November 7, 2011 (the "Wiseman Agreement"). The Wiseman Agreement is for an indefinite term and can be terminated by either party.  If the Wiseman Agreement is terminated by Mr. Wiseman, then Mr. Wiseman must provide notice of at least 30 days, and Mr. Wiseman is entitled to be paid the then current salary under the Wiseman Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Wiseman will terminate.  If the Wiseman Agreement is terminated by the Company without cause, then the Company will pay to Mr. Wiseman a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Wiseman's employment began on November 7, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Wiseman Agreement) and if within one year of the change of control, Mr. Wiseman's employment with the Company is terminated by the Company, the Company will pay to Mr. Wiseman a lump sum in cash equal to 12 months of salary plus an additional one month's salary for every full or partial year of employment, recognizing that Mr. Wiseman's employment began on November 7, 2011, to a maximum of 24 months.

Severance Payments after Termination or Termination after a Change of Control

If a severance payment triggering event had occurred on August 31, 2019, the severance payments that would be contractually payable to each of the Named Executive Officers after termination and after termination following a change of control would be approximately as follows:

Name	Termination without a change of controlof the Company ($)	Termination following a change of control of the Company ($)
Donald Bubar	1,200,000	1,200,000
R. James Andersen	900,000	900,000
William Mercer	260,000	455,000
Pierre Neatby	Nil(1)	Nil(1)
Mark Wiseman	238,333	433,333
Total	2,598,333	2,988,333

(1) Mr. Neatby left the Company on August 28, 2019.

F. Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

Avalon Advanced Materials Inc.	Page 26
Information Circular as of and dated January 8, 2020

The following table sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2019. The closing price of the Company's shares on the TSX on August 31, 2019 was $0.045.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Donald Bubar	150,000(3)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	200,000(2)	0.36	Feb29/20	Nil	Nil	Nil	Nil
	150,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	Nil	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
	200,000(2)	0.14	Feb28/23	Nil	Nil	Nil	Nil
	200,000(2)	0.10	Feb28/24	Nil	Nil	Nil	Nil
	500,000(2)	0.08	Jul08/24	Nil	Nil	Nil	Nil
R. James Andersen	125,000(3)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	120,000(2)	0.30	May31/20	Nil	Nil	Nil	Nil
	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.10	May31/24	Nil	Nil	Nil	Nil
William Mercer	100,000(3)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.22	Nov30/19	Nil	Nil	Nil	Nil
	80,000(2)	0.12	Nov30/20	Nil	Nil	Nil	Nil
	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	100,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.16	Nov30/21	Nil	Nil	Nil	Nil
	80,000(2)	0.12	Nov30/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Nov30/23	Nil	Nil	Nil	Nil
Pierre Neatby(6)	-	-	-	Nil	Nil	Nil	Nil
Mark Wiseman	100,000(3)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	80,000(2)	0.21	Aug06/20	Nil	Nil	Nil	Nil
	80,000(2)	0.17	Aug31/20	Nil	Nil	Nil	Nil
	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	100,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.20	Aug31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.14	Aug31/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/23	Nil	Nil	Nil	Nil

Avalon Advanced Materials Inc.	Page 27
Information Circular as of and dated January 8, 2020

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Notes:

(1) The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company's common shares on the TSX as at August 31, 2019, being $0.045, less the option exercise price.

(2) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(3) These options were 100% vested on the date of grant and have a term of five years.

(4) These options were 100% vested on the date of grant and have a term of two years.

(5) Mr. Neatby left the Company on August 28, 2019.

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2019:

Name	Option-Based Awards -Value vested during the year ($)(1)	Share-Based Awards -Value vested during the year ($)	Non-Equity Incentive Plan Compensation -Value earned during the year ($)
Donald Bubar	Nil	Nil	Nil
R. James Andersen	Nil	Nil	Nil
William Mercer	Nil	Nil	Nil
Pierre Neatby	Nil	Nil	Nil
Mark Wiseman	Nil	Nil	Nil

Note:

(1) The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

G. Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H. Termination and Change of Control Benefits

Except as set forth above under "Employment Contracts", the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

Avalon Advanced Materials Inc.	Page 28
Information Circular as of and dated January 8, 2020

I. Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2019:

Name(1)	Fees earned ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Pension value ($)(5)	All other compensation ($)(6)	Total compensation ($)
Alan Ferry	17,000	Nil	4,577	Nil	Nil	Nil	21,577
Brian MacEachen	19,600	Nil	4,577	Nil	Nil	Nil	24,177
Patricia Mohr(7)	7,400	Nil	Nil	Nil	Nil	Nil	7,400
Naomi Johnson(8)	-	Nil	Nil	Nil	Nil	Nil	Nil
Jane Pagel	13,200	Nil	Nil	Nil	Nil	Nil	13,200
Kenneth G. Thomas(7)	6,600	Nil	Nil	Nil	Nil	Nil	6,600

Notes:

(1) This director compensation table does not include information for Donald Bubar, who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2019 has been reflected in the Named Executive Officer "Summary Compensation Table". The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The Company does not currently have any share-based award plans.

(3) These amounts represent the "grant date fair value" of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.  Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company's financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

(4) The Company does not have a non-equity incentive plan.

(5) The Company does not have any pension plans.

(6) The Company does not have any other benefit plans for its directors.

(7) Ms. Mohr and Mr. Thomas ceased to be directors of the Company on February 25, 2019.

(8) Ms. Johnson became a director of the Company on September 10, 2019.

Compensation of Directors

During the financial year ended August 31, 2019, directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $10,000 plus a fee of $400 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $3,000 is paid to each of the Chair of the Board and the Chair of any other permanent committee of the Board.

Effective September 1, 2019 the base yearly fee of was reduced to $5,000 and the meeting fees and all Chair fees were eliminated.

Avalon Advanced Materials Inc.	Page 29
Information Circular as of and dated January 8, 2020

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. During the financial year ended August 31, 2019, 250,000 options were issued to directors to replace options that had expired.

Directors are also reimbursed for their out-of-pocket expenses incurred in attending Board and committee meetings.

To assist with the Company's cash flow, since July 2018 the directors have agreed to defer payment of their cash compensation indefinitely.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Act.

The Company maintains insurance coverage with respect of directors' and officers' liability which is limited to $20,000,000 per claim and $20,000,000 per policy period.  The current policy is for a one-year term and expires on July 20, 2020. The premium paid by the Company in respect of said insurance in financial 2019 was $51,163.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2019.  The closing price of the Company's shares on the TSX on August 31, 2019 was $0.045.

Name(1)	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(5)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	50,000(4)	0.16	Nov30/21	Nil	Nil	Nil	Nil
	50,000(4)	0.12	Apr29/23	Nil	Nil	Nil	Nil
	50,000(4)	0.10	Feb 28/24	Nil	Nil	Nil	Nil
	75,000(4)	0.12	May 31/24	Nil	Nil	Nil	Nil
Brian MacEachen	60,000(5)	0.22	Nov23/19	Nil	Nil	Nil	Nil
	50,000(4)	0.16	Nov30/21	Nil	Nil	Nil	Nil
	50,000(4)	0.12	Apr18/23	Nil	Nil	Nil	Nil
	50,000(4)	0.12	Apr29/23	Nil	Nil	Nil	Nil
	50,000(4)	0.10	Feb 28/24	Nil	Nil	Nil	Nil
	75,000(4)	0.12	May 31/24	Nil	Nil	Nil	Nil

Avalon Advanced Materials Inc.	Page 30
Information Circular as of and dated January 8, 2020

Name(1)	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Naomi Johnson(6)	-	-	-	-	-	-	-
Jane Pagel	225,000(3)	0.14	Feb 24/21	Nil	Nil	Nil	Nil

Notes:

(1) This table does not include information for Donald Bubar who is both a director and a Named Executive Officer (see "Incentive Plan Awards" above). The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The value of unexercised in-the-money options is calculated by determining the difference between the market value of the underlying securities at August 31, 2019 and the exercise price of the options. The closing market price of the Company's common shares as at August 31, 2019 was $0.045 per common share.

(3) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(4) These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(5) These options were 100% vested on the date of grant and have a term of five years.

(6) Ms. Johnson became a director of the Company on September 10, 2019.

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2019:

Name(1)	Option-Based Awards-Value vested during the year ($)(2)	Share-Based Awards-Value vested during the year ($)	Non-Equity Incentive Plan Compensation-Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Brian MacEachen	Nil	Nil	Nil
Patricia Mohr(3)	Nil	Nil	Nil
Naomi Johnson(4)	Nil	Nil	Nil
Jane Pagel	Nil	Nil	Nil
Kenneth G. Thomas(3)	Nil	Nil	Nil

Notes:

(1) This table does not include information for Donald Bubar who is both a director and a Named Executive Officer (see "Incentive Plans Awards" above). The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The value of the options vested during the year for each director is based on the closing market price of the Company's common shares on the TSX on the vesting date less the option exercise price.

(3) Ms. Mohr and Mr. Thomas ceased to be directors of the Company on February 25, 2019.

(4) Ms. Johnson became a director of the Company on September 10, 2019.

Avalon Advanced Materials Inc.	Page 31
Information Circular as of and dated January 8, 2020

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2019 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, the only equity compensation plan of the Company:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders(1)	9,396,250	0.16	22,068,994
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,396,250	0.16	22,068,994

Note:

(1) The Stock Option Plan had 22,068,994 options available for issuance which, when added to the 9,396,250 outstanding options, is equal to 10% of the Company's issued capital as at August 31, 2019.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise, nor has there been any such indebtedness of the Company to, or guaranteed or supported by, the Company or any subsidiary during the financial year ended August 31, 2019.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Company at any time since the beginning of its last financial year, no person or company by whom, or on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person (within the meaning of NI 51-102) of the Company, no proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Avalon Advanced Materials Inc.	Page 32
Information Circular as of and dated January 8, 2020

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. In addition, the Act sets out required disclosure in respect of diversity among directors and members of senior management (as prescribed in the regulations) that is required to be placed before shareholders at every annual meeting of a publicly listed CBCA corporation, which came into force January 1, 2020 (the "CBCA Diversity Requirements").

Pursuant to NI 58-101, the prescribed corporate governance disclosure for the Company pursuant to Form 58-101F1 (the "Form 58-101F1 Disclosure") is contained in Schedule A - Corporate Governance Disclosure, which is appended to this Information Circular, and sets forth the corporate governance practices of the Company, relative to the Form 58-101F1 Disclosure as well as the CBCA Diversity Requirements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com.  Financial information is provided in the Company's comparative financial statements and related management's discussion and analysis for the financial year ended August 31, 2019.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada  M5H 3P5, Telephone: (416) 364-4938, Fax: (416) 364-5162:

(a) the Annual Financial Statements and related management's discussion and analysis and any interim financial statements of the Company for periods subsequent to August 31, 2019 and related management's discussion and analysis; and

(b) this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 8th day of January, 2020.

By ORDER of the Board of Directors

Donald S. Bubar

President and Chief Executive Officer

Avalon Advanced Materials Inc.	Page 33
Information Circular as of and dated January 8, 2020

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which are considered "best practice" and apply to all public companies. In addition, the Act sets out required disclosure in respect of the CBCA Diversity Requirements.

The Company has reviewed its own corporate governance practices in light of the guidelines set out in NP 58-201 and the CBCA Diversity Requirements, and hereby discloses its current corporate governance practices below.

For the purposes hereof, the following terms referred to herein have the following meanings.  Any other terms used herein but not otherwise defined shall have the meanings ascribed thereto in the applicable securities legislation or the Act.

"Aboriginal peoples" means persons who are Frist Nations, Inuit or Métis;

"designated groups" means women, Aboriginal peoples, persons with disabilities and members of visible minorities;

"executive officer/members of senior management" means:

 (a) the chair and vice-chair of the board of directors;

 (b) the president of the corporation;

 (c) the chief executive officer and chief financial officer;

(d) the vice-president in charge of a principal business unit, division or function including sales, finance or production; and

 (e) an individual performing a policy-making function in respect of the corporation.

"major subsidiary" means a subsidiary whose assets and revenue are consolidated into the parent's financial statements and account for 30% or more of the consolidated assets or revenues;

"members of visible minorities" means persons, other than Aboriginal peoples, who are non-Caucasian in race or non-white in colour;

"persons with disabilities" means persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who

 (a) consider themselves to be disadvantaged in employment by reason of that impairment, or

(b) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment;

Avalon Advanced Materials Inc.	Page 34
Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.	Alan Ferry Brian MacEachen Naomi Johnson Jane Pagel For more information about each director, please refer to the section entitled "Election of Directors" of this Information Circular.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald Bubar, the President and CEO of the Company, is considered not independent by virtue of his position as an executive officer/member of senior management with the Company.
Disclose whether or not a majority of directors are independent.

The Board is currently composed of five directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that four of the current directors are independent.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
  Donald Bubar - Copper Lake Resources Ltd, Imperial Mining Group Ltd. and Wolfden Resources
  Alan Ferry - Plateau Energy Metals Inc.
  Brian MacEachen - Not applicable
  Naomi Johnson - Not applicable
  Jane Pagel - BluMetric Environmental Inc. and  Pure Global Canabis Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.

The Board meets without management present (and therefore without the presence of non-independent directors) at the end of Board meetings.  In the financial year ended August 31, 2019, five of such in camera meetings were held.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Brian MacEachen is the Chair of the Board and is an independent director.

The Chair has the responsibility, among other things, to ensure that the Board discharges its responsibilities effectively. The Chair acts as a liaison between the Board and the President and CEO and chairs Board meetings.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The Board held five meetings in the financial year ended August 31, 2019 with the attendance record of each director as follows:

  Alan Ferry - 5/5 board meetings
  Donald Bubar - 5/5 board meetings
  Brian MacEachen - 5/5 board meetings
  Patricia Mohr - 3/3 board meetings
  Jane Pagel - 5/5 board meetings
  Kenneth G. Thomas - 3/3 board meetings

Disclose the text of the board's written mandate.	Refer to Appendix "A" attached to this Schedule A.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

  Chair of the Board,
  Chair of the Audit Committee and
  Chair of the CGN Committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

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Disclosure Requirements	Comments

Briefly describe what measure the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

The Company held an orientation program for its new director on September 5, 2019. The new director received a manual with copies of all corporate policies and mandates at her orientation session. The Company also distributes copies of corporate policies and mandates if and when updates are undertaken. In addition, the Board as a whole and the Company informally provide such orientation and education as required. The Board has provided input into the Company's strategic plan, increasing the level of education provided to the Board in the process.  In light of the Company's size and scope of operations, the Board believes this approach is practical and effective.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There is currently no formal continuing education program in place.  Each director is responsible for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director, and directors are entitled, at the Company's expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code,

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted the Code of Business Conduct and Ethics, which is a written code that is reviewed on a yearly basis by the Board.  In the 2019 financial year no conflicts of interest were identified.

(i) The Code of Business Conduct and Ethics can be viewed on the Company's website at www.avalonadvancedmaterials.com or a copy may be obtained by written request to the Company's Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

(ii) The Board monitors compliance with its Code of Business Conduct and Ethics by requiring that each director, officer and employee annually affirm, in writing, that he or she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii) None.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Business Conduct and Ethics, the Board has also adopted a Sustainability Policy which has replaced the Company's former Safety and Environmental Policy that was adopted by the Board in 2006. The Sustainability Policy builds on the measureable framework concept that was included in the Company's former Safety and Environmental Policy and sets out more detailed action items for each of the four categories of Health and Safety, Environment, Community and People.  The Company believes that sustainability means adopting leading industry standards for the management of health, safety and the environment, transparently engaging with local communities and stakeholders, treating those with whom the Company works with respect and creating a workplace where employees are valued, engaged and encouraged to succeed.

A description of each of the four sustainability categories follows:

  Health and Safety - As a core value, the Company's objective is to create an injury free workplace and to enhance the wellbeing of employees, contractors and the communities in which it operates.
  Environment - The preservation and protection of the long term health, function and viability of the natural environment is a key objective.
  Community - The Company is committed to being a responsible corporate citizen and contributing to the social and economic well-being of the communities associated with its activities.
  People - A workplace based on mutual respect, fairness and integrity is a fundamental component of the Company's core values.  The Company creates a workplace where employees are encouraged to innovate and grow within the organization over the long term.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments
Describe the process by which the board identifies new candidates for board nomination.

The CGN Committee is responsible for recommending candidates for nomination to the Board and governing the desirable characteristics for directors.  In making such recommendations, the CGN Committee considers:

(a) competencies and skills (including experience in economic, environmental or social topics) as they relate to the Board's requirements and as complements to its existing members;

(b) ability to devote sufficient time and resources to the Board;

(c) diversity; and

(d) compliance with the requirements of the applicable securities regulatory authorities.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments
Describe the process by which the board determines compensation for the issuer's directors and officers.

The CGN Committee of the Board is responsible for reviewing the compensation of the Company's directors and officers and making recommendations to the Board with respect thereto. See also "Statement of Executive Compensation - B. Compensation Discussion and Analysis" of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance goals and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a Chair, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant during the relevant time period.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The governance responsibilities in the CGN Committee's mandate include:

  to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company's particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines;
  to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company's information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements;
  to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and
  to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The CGN Committee of the Board has implemented a process for periodically assessing the effectiveness of the Board as a whole, as well as its committees and individual directors.  As part of the assessment process, each director receives a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company's strategic direction and commitment to sustainability; the Board's operational oversight, the Board's relationship with management; and other relevant aspects of the Board's responsibilities and processes. The completed surveys are then compiled into a report which is provided to the CGN Committee. The CGN Committee reviews the results of the Board surveys and puts forward any recommendations it feels appropriate to address any comments or concerns expressed by directors.  The report, along with the recommendations of the CGN Committee, is then presented to the Board for further discussion.

Historically, Board effectiveness has been assessed by the Board as a whole, considering the operation of the committees of the Board, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board last undertook a formal assessment process in the 2015 financial year.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director's tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. The CGN Committee is responsible for analyzing the skills and experience necessary for the Board and evaluating the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.

The Board has an Audit Committee composed of three directors (Mr. MacEachen, Mr. Ferry and Ms. Pagel), each of whom is independent. A copy of the Audit Committee Charter can be found on the Company's website. Additional information regarding the Audit Committee is contained in the Company's annual report on Form 20-F for the year ended August 31, 2019 (the "Form 20-F") under the heading "Committees - Audit Committee". The Form 20-F is available under the Company's profile on SEDAR at www.sedar.com.

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Disclosure Requirements	Comments

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of members of designated groups for directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of members of designated groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of members of designated groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Disclose whether and, if so, how the issuer considers the level of representation of designated groups in executive officer/members of senior management positions when making such officer appointments. If the issuer does not consider the level of representation of designated groups in executive officer/members of senior management positions when making such officer appointments, disclose the issuer's reasons for not doing so.

Disclose whether the issuer has adopted, for each group in the definition of "designated groups", a target number or percentage, or a range of target numbers or percentages, for members of the group to hold positions on the issuer's board by a specified date. If the issuer has not adopted such targets, disclose why it has not done so.

Disclose whether the issuer has adopted, for each group in the definition of "designated groups", a target number or percentage, or a range of target numbers or percentages, for members of the group to hold executive officer/members of senior management positions in the issuer by a specified date. If the issuer has not adopted such targets, disclose why it has not done so.

The Company has not adopted a written policy on the identification and nomination of members of designated groups for executive officers/members of senior management or directors, or a target for the number of persons in these roles. The Company currently has five directors and five executive officers/members of senior management, two of whom identify as women (being 40% of the directors and 0% of the executive officers, respectively). None of the Company's directors or executive officer/members of senior management identify as being an Indigenous person, disabled or a member of a visible minority.

The Company does not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for directors or officers of the Company. However, it is mindful of the benefit of diversity in the workplace and on the Board, and the need to maximize its effectiveness and the effectiveness of the Board and the Board's decision-making abilities. The CGN Committee is committed to a merit-based system for Board composition, with an aim to retain the most qualified candidates for the applicable position. The CGN Committee and the Board are also committed to equality of opportunity and take concrete steps to increase the representation of members from the designated groups within senior management and on the Board.

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Information Circular as of and dated January 8, 2020

Disclosure Requirements	Comments
For each group in the definition of "designated groups", disclose the number and proportion (in percentage terms) of members of each group who hold position on the Board of the issuer.	See comments above on prior page.

For each group in the definition of "designated groups", disclose the number and proportion (in percentage terms) of members of each group who hold position as executive officers/members of senior management of the issuer, including all of its major subsidiaries.

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Information Circular as of and dated January 8, 2020

APPENDIX A

AVALON ADVANCED MATERIALS INC.

(the "Company")

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the "Board") of the Company is responsible for, on behalf of the shareholders, the stewardship of the Company and, in particular, for the supervision of the management of its business and affairs.

The Board discharges its responsibilities directly and through delegation to the various committees of the Board.

Directors of the Company are to exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Duties and Responsibilities

1. Managing the Affairs of the Board

Subject to their legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a. planning its composition and size;

b. selecting its Chair;

c. nominating candidates for election to the Board;

d. creating committees and appointing the members of such committees; determining director compensation; and

e. determining director compensation.

2. Oversight of Management and Human Resources

Board has the responsibility for:

a. the appointment and succession of the Chief Executive Officer (the "CEO") and other officers of the Company, the monitoring of the performance of the CEO and other officers of the Company, and the providing of advice and counsel to the CEO and other officers of the Company in the execution of their duties;

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b. approving decisions relating to senior management, including:

i. the appointment of officers;

ii. the compensation, including incentive compensation, of the officers of the Company;

iii. succession planning; and

iv. the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

c. approving and/or reviewing certain matters relating to all employees, including:

i. annual salary policies and/or programs;

ii. benefit and incentive programs;

3.  Business Strategy and Objectives

The Board has the responsibility to:

a. participate with management in the development of, and ultimately approve, the Company's strategic plan and objectives;

b. approve the entering into, or withdrawing from, areas of business that are, or are likely to be, significant or material to the Company;

c. approve material investments, acquisitions and divestitures by the Company;

d. approve major transactions and contracts and other arrangements or commitments that may have a significant or material impact on the Company; and

e. review management's implementation of appropriate community and environmental stewardship and safety and health management systems and programs.

4. Financial and Corporate Issues

The Board has the responsibility to:

a. approve the annual and quarterly financial statements of the Company, including the notes thereto, and the release thereof by management;

b. under the auspices of the Audit Committee:

i. oversee the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements; and

ii. monitor the implementation, reliability and integrity of the Corporation's internal control and management information systems;

c. approve an annual budget and operating plan for the Company and monitor the Company's performance against such budget and plan; and

d. approve debt and equity financings, listings of securities and other matters related to the capital of the Company.

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5. Business and Risk Management

The Board has the responsibility to:

a. review with management (a) the processes utilized by management to identify, assess and manage risk and (b) review the implementation by management of  appropriate systems to manage such risks; and

b. receive regular reports from management on matters relating to health, safety, community relations and the environment.

6. Policies and Procedures

The Board has the responsibility to:

a. direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and promote a culture of integrity throughout the Company consistent with the Company's Code of Business Conduct and Ethics;

b. review management's implementation of appropriate community and environmental stewardship and safety and health management systems;

c. develop the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Company; and

d. develop and/or approve all requisite or appropriate Board charters, policies and procedures and review regularly the content thereof.

7. Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a. oversee the implementation of policies to foster the timely disclosure of any developments that have a significant and/or material impact on the value of the Company and/or its shares;

b. approve the Management Proxy Circular, Annual Information Form, Management's Discussion and Analysis, the Annual Report and all other corporate disclosure documents;

c. ensure the Company has in place effective communication processes with shareholders and other stakeholders, with financial, regulatory and other recipients and with the media; and

d. approve interaction with shareholders on all items requiring shareholder response or approval.

Approved by the Board of Directors on January 29, 2013.

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Information Circular as of and dated January 8, 2020

APPENDIX B

AVALON ADVANCED MATERIALS INC.

(the "Company")

STOCK OPTION PLAN

Section 1 - Purpose

1.1 The Stock Option Plan (the "Plan") has been established as a means of compensating Eligible Persons (as defined herein) for their contributions to the performance of the Company.  The Plan is intended to:

(a) provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b) assist the Company in retaining and attracting Eligible Persons with experience and ability.

Section 2 - Definitions

2.1 In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company;
"Committee"	means either the Board or a committee of the Board comprised of such members of the Board as may be designated by the Board;
"Company"	means Avalon Advanced Materials Inc., and any successor company thereto;
"Eligible Person"	means an Insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company;
"Exchange"	means the Toronto Stock Exchange;
"Insider"	means an insider of the Company, as defined in the Securities Act (Ontario);
"Market Price"

means the closing price of the Shares on the Exchange on the trading day prior to the date of the grant of an Option, provided that if there is no closing price on such trading day, "Market Price" shall mean the most recent closing price for the shares on the Exchange prior to the date of grant;

"Option"	means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;
"Outstanding Issue"	means that number of Shares issued and outstanding immediately prior to the date of grant of the Option;

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"Participant"	means an Eligible Person to whom Options are granted under the Plan;
"person"	has the meaning ascribed thereto in the Securities Act (Ontario);
"Plan"	means this Stock Option Plan, either as originally adopted or as amended from time to time, as the case may be;
"Regulatory Authority"

means any applicable securities regulatory authority or any stock exchange or exchanges, including the Exchange upon which any of the Company's securities are from time to time listed for trading and any other applicable regulatory authority;

"Shareholders"	means holders of Shares;
"Shares"	means the common shares of the Company; and
"Trading Blackout"	has the meaning ascribed thereto in Section 5.7.

2.2 In this Plan, unless the context requires otherwise, references to the male gender include the female gender and the neuter, and words importing the singular include the plural and vice versa.

2.3 Any reference made in this Plan to Sections is a reference to Sections of this Plan.

Section 3 - Administration of the Plan

3.1 The Plan is under the direction of the Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Plan. Without limiting the generality of the foregoing, for greater certainty, the Committee shall, subject to the terms and conditions of the Plan, have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan;

(c) interpret and construe the provisions of the Plan;

(d) approve the definitive terms and provisions of any Option agreement to be entered into between the Company and each Participant (subject to such being in accordance with the terms of this Plan); and

(e) take such other steps as they determine to be necessary or desirable to give effect to the Plan.

Section 4 - Number of Shares Issuable under the Plan

4.1 The maximum aggregate number of Shares which may be issuable pursuant to the exercise of Options granted under the Plan, when combined with any other share compensation arrangement of the Company, shall not exceed ten percent (10%) of the Outstanding Issue.

4.2 The maximum number of Shares that (i) are issued to Insiders within any one year period; and (ii) issuable to Insiders at any time, under the Plan or when combined with all of the Company's other security based compensation arrangements, cannot exceed 10% of the Outstanding Issue.

4.3 All Shares subject to Options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised, shall be available for issuance pursuant to the exercise of any subsequent Options granted under the Plan.

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Section 5 - Options

5.1 Subject to Section 4, the Committee shall, in its discretion, subject to the terms and conditions of the Plan, designate, from among the Eligible Persons, those to whom and when Options shall be granted, the number of Shares to be subject to each Option, the Specified Price for each Option, the period during which the same may be exercised, the vesting period, if any, for such Option(s) and the other terms and conditions attached thereto.  Any Participant, at the time of the grant of an Option, may hold more than one Option.  The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of Shares covered by such Option, the exercise price, the Option period and any other terms and conditions attaching thereto.

5.2 The exercise price for the Shares subject to an Option shall be not less than the Market price.

5.3 Subject to the provisions of Section 5.5, each Option shall be exercisable during a period established by the Committee, but in no circumstances shall the term of an Option exceed 10 years.

5.4 An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares, which are then available for purchase, provided that no partial exercise may be for less than 100 whole Shares.  A Participant electing to exercise an Option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by cheque or bank draft payable in Toronto or such other form or manner of payment acceptable to the Company.

5.5 Unless otherwise decided by the Committee, the following rules shall apply:

(a) in the event of the retirement, disability or death of a Participant, the Options held by such Participant shall remain exercisable by such Participant or by such Participant's legal representative(s) until the earlier of (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b) in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any Options held by such Participant will expire on day of termination, unless otherwise specifically provided in any severance or termination arrangements entered into by the Participant and the Company.

5.6 No Option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than by the Participant or his or her legal representative(s).

5.7 Notwithstanding the provisions of Section 5.3 and Section 5.5, no Option shall terminate and cease to be exercisable prior to the fifth (5th) business day following the cessation of any restricted trading period imposed by the Company by which the directors, officers and/or employees of the Company are prohibited from trading in securities of the Company (a "Trading Blackout") then in effect and, if a Trading Blackout is not then in effect, prior to the fifth (5th) business day following cessation of the most recent Trading Blackout.

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5.8 Unless otherwise decided by the Committee, no Option may become exercisable until three (3) months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such Option was granted.

5.9 The grant of Options shall be subject to the following limitations and requirements:

(a) the number of Shares reserved for issuance pursuant to Options granted to any one consultant shall not exceed 2% of the Outstanding Issue in any 12-month period;

(b) the aggregate number of Shares reserved for issuance pursuant to Options granted to Persons employed to provide "Investor Relations Activities" (as that term is defined in National Instrument 45-106) shall not exceed 2% of the Outstanding Issue in any 12-month period; and

(c) if the Participant is an employee or consultant, there shall be a representation by the Company and the Participant that the Participant is a bona fide employee or consultant, as the case may be, of the Company.

Section 6 - Stock Appreciation Rights

6.1  The Company may grant stock appreciation rights hereunder to Participants, with the specific terms, and conditions thereof to be as provided herein and as provided in the regulations and policies of the Regulatory Authorities. The benchmark number of shares specified in the relevant stock appreciation rights agreement (a "rights agreement") shall be deemed to be the number of shares reserved for issuance thereunder for purposes of that section.

A stock appreciation right granted hereunder shall entitle the Participant to receive from the Company that number of Shares, disregarding fractions, having an aggregate value equal to excess of the value of a Share over the amount per Share specified in the relevant rights agreement times the number of Shares with respect to which the appreciation right is being exercised. For purposes of the proceeding sentence, the "amount per Share" shall not be less than the Market Price at the date of the grant of the relevant underlying option or appreciation right while "the value of a Share" shall be determined for these purposes based on the weighted average trading price of the Share on the Exchange for the five (5) trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

Any Option granted under the Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the Regulatory Authorities. To the extent a stock appreciation right included in or attached to an Option granted hereunder is exercised, the Option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Plan respecting the exercise of Options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted hereunder.

Section 7 - Effect of Takeover Bid

7.1  If a person (an "Offeror") makes a formal bid (as defined in the Securities Act (Ontario)) for Shares (an "Offer") then:

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(a) all unvested Options will become vested and exercisable, despite any vesting schedule applicable to any unexercised Options; and

(b) the Company will give each Participant currently holding an Option written notice of the number of Options eligible for exercise by the Optionee.

Following the Company's notice, a Participant may exercise his or her Option in whole or in part so as to permit each Participant to tender the Shares received on exercise (the "Optioned Shares") pursuant to the Offer. If:

(a) the Offer is not completed within the time specified in the Offer; or

(b) the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c) the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer,

then the Participant will return to the Company the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, and the Company will reinstate the Optioned Shares as authorized but unissued Shares and the terms of the Option including any vesting schedule, as set forth in the Plan and the Option agreement will again apply to the Option. If a Participant returns any Optioned Shares to the Company under this Section 7, the Company will refund the exercise price to the Participant for those Optioned Shares. The Participant will not be entitled to sell the Optioned Shares except pursuant to the Offer.

Section 8 - Participant Not a Shareholder

8.1 No Participant shall have any rights as a Shareholder with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

Section 9 - Effects of Alteration of Capital Stock

9.1 If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for fair value, or if additional Shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Committee shall deem proper to preserve the rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event.

Section 10 - Amendment and Discontinuance

10.1      (a) The Board may (i) discontinue the Plan at any time except that such discontinuance may not alter or impair any Option previously granted to a Participant under the Plan; and (ii) subject to any necessary approval of the Exchange (and any other applicable Regulatory Authority) and, subject to subsection (b) hereof, from time to time amend the Plan in its absolute discretion without the approval of the Shareholders.  For example, the Board's discretion will include, without limitation, authority to make amendments to: (i) alter, extend or accelerate the vesting provisions of Options; (ii) clarify ambiguity, inconsistency or omission in the Plan and other amendments of a clerical or housekeeping nature; (iii) alter the termination provisions of an Option or of the Plan, provided that such change does not entail an extension beyond the expiry date of such Option (iv) modify the mechanics of exercise; and (v) add a cashless exercise feature.

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(b) The Shareholders shall be required to approve any amendment to the Plan or any Option which:

i. reduces the exercise price of an Option held by a Participant either directly or indirectly by means of the cancellation of an Option and the reissue of a similar Option and, for so long as the Shares are listed on the Exchange, "disinterested Shareholder approval" (as that term is used in the policies of the Exchange) shall be required for any amendment of an Option which reduces the exercise price of an Option held by a Participant, if at the time of the proposed amendment the Participant is an Insider of the Company;

ii. extends the period available to exercise an Option beyond the expiry of the original exercise period of such Option, other than as provided in Section 5.7;

iii. increases the number of Shares reserved for issuance under the Plan (other than pursuant to the provisions of Section 9.1);

iv. amends Section 5.6;

v. materially modifies the requirements as to eligibility for participation in the Plan;

vi. adds any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

vii. otherwise requires approval by Shareholders (or disinterested Shareholders as the case may be) in accordance with the requirements of the Exchange or any applicable Regulatory Authority.

(c) Subject to the matters set out in Section 10.1 (b), the Committee may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Plan (including the form of the Option agreement) and/or any Option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable Regulatory Authority. Without limiting the generality of the foregoing, the Board may make the following types of amendments, modifications and/or changes to the Plan without seeking Shareholder approval:

(i) amendment of a "housekeeping" or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provisions of the Plan;

(ii) amendments necessary to comply with the provision of applicable law (including, without limitation, the rules, regulations and policies of any applicable Regulatory Authority);

(iii) amendments necessary in order for Options to qualify for favourable treatment under applicable taxation laws;

(iv) amendments respecting administration of the Plan;

(v) any amendment to the vesting provisions of the Plan or any Option;

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(vi) any amendment to the termination provisions of any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date;

(vii) the addition or amendment of any form of financial assistance provided by the Company for the acquisition by Participants of common shares under the Plan provided the terms thereof are not more favourable to participants than the existing terms and provisions of the Plan;

(viii) the addition or modification of a cashless exercise feature, payable in cash or Shares, which provides for a deduction of the number of Shares reserved for issuance pursuant to the Plan equal to the number of Shares that would otherwise have been issuable upon the exercise of the relevant Option;

(ix) change the definition of "Eligible Persons" under the Plan; and

(x) any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or by any applicable Regulatory Authority.

(d) Subject to subsection (b) hereof, the Board or the Chief Executive Officer of the Company together with the Chief Financial Officer of the Company, with the consent of an affected Optionee, but subject to the terms and conditions of the Plan and any approvals required by any applicable Regulatory Authority, may from time to time amend the terms and conditions of any Option which has been theretofore granted.

Section 11 - Laws

11.1 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia or Ontario as may be applicable and those of Canada insofar as they may apply.

11.2  No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable rule or regulation of any applicable Regulatory Authority.

Section 12 - Compliance with Statutes and Regulations

12.1 The granting of Options and the issue of Shares under this Plan shall be carried out in compliance with applicable statutes and with the rules and regulations of any applicable Regulatory Authority.  If the Committee determines that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Committee.

Section 13 - Participation Voluntary

13.1 The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan.  In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

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13.2 The Plan does not provide any guarantee against any loss of profit, which may result from fluctuations in the market price of the Shares.

13.3 The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

Section 14 - Withholding Taxes, etc.

14.1 For certainty and notwithstanding any other provision of the Plan, the Company may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company is required by any law or regulation or any governmental authority whatsoever to deduct or withhold in connection with any Shares issued pursuant to the Plan, including without limiting the generality of the foregoing: (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan until such time as the Participant has paid to the Company an amount equal to any amount which the Company is required to deduct or withhold by law with respect to such taxes or other amounts; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of the Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation.  By participating in the Plan, the Participant consents to such sale and authorizes the Company to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable government authorities.  The Company shall not be responsible for obtaining any particular price for the Shares nor shall the Company be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company to fund any withholding obligation."

Section 15 - Coming into Effect

15.1 The Plan shall come into effect on the later of:

(a) approval by the Board;

(b) approval by the Exchange; and

(c) approval by the Shareholders.

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